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                                                                   EXHIBIT 16.1






March 5, 1998




Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Gentlemen:


We have read the statements made by United Investors Realty Trust (copy attached), which has been filed with the Commission, pursuant to Item 11(i) of Form S-11, as part of the Company's Amendment No. 4 to Form S-11. We agree with the statements concerning our Firm in such Amendment No. 4 to Form S-11. However, we have no basis to agree or disagree with the statements made about events subsequent to our dismissal.


Very truly yours,


/s/ COOPERS & LYBRAND L.L.P.
----------------------------
Coopers & Lybrand L.L.P.
Houston, Texas



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     On October 29, 1997, the Company dismissed Coopers & Lybrand L.L.P. as its independent accountants. Coopers & Lybrand's reports on the financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to dismiss Coopers & Lybrand was unanimously approved by the Trust Managers. During the second quarter of 1997, the Company and Coopers & Lybrand disagreed as to the accounting treatment of the approximately $17,000 paid to Daniel M. Jones, III in consulting fees. The Company believed that such fees should be recorded as Offering costs whereas Coopers & Lybrand advised that they should be expensed. The consulting fee is being accounted for as recommended by Coopers & Lybrand. This issue was discussed by Coopers & Lybrand and management of the Company. The Company has authorized Coopers & Lybrand to respond fully to the inquiries of Ernst & Young LLP concerning the subject matter of the disagreement. There were no other disagreements or "reportable events" during the two most recent fiscal years and the interim period preceding the dismissal of Coopers & Lybrand.